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03001773

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SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2003 WASH. D.C. 187

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42965

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 AND ENDING December 31, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HOME DISCOUNT SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12755 Indian Rocks Road
(No. and Street)

Largo FL 33774
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kenneth Murray Rossman
(Name – *if individual, state last, first, middle name*)

315 80th Ave North, St. Petersburg, FL 33702
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19

OATH OR AFFIRMATION

I, Joseph J. D'Amaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Home Discount Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF FLORIDA
COUNTY OF PINELLAS

Signature

JUNE R. BRAIDS
MY COMMISSION # DD 090036
EXPIRES: June 7, 2006
Bonded Thru Notary Public Underwriters

Title

June R. Braids
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

N/A - Not Applicable

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOME DISCOUNT SECURITIES, INC.
FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

CONTENTS

ACCOUNTANTS AUDIT REPORT

To the Owner
Home Discount Securities, Inc.
Largo, Florida

We have audited the accompanying statements' of financial condition of Home Discount Securities, Inc. (a S Corporation) as of December 31, 2002 and 2001 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Home Discount Securities, Inc. as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 8 through 10, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17 - a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rossman and Associates CPA

Rossman and Associates, CPA

Clearwater, Florida
February 24, 2003

HOME DISCOUNT SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 and 2001

ASSETS

	2002	2001
Current assets:		
Cash	$ 9,670	$ 11,608
Clearing firm account receivable	353	2,439
Shareholder receivable, (Note 2)	2,314	499
Total current assets	12,337	14,546
Equipment, net	1,943	2,952
Intercompany loans receivable	16,134	21,729
	$ 30,414	$ 39,227

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Current liabilities:		
Commission payable	$ 63	$ 285
Accrued expenses	1,043	3,300
Rent payable	150	150
Total current liabilities:	1,256	3,735
Total liabilities	1,256	3,735
Stockholder's Equity:		
Common stock - $1 par value, 100 shares authorized, issued and outstanding	100	100
Additional paid in capital	11,400	11,400
Retained earnings	17,658	23,992
	29,158	35,492
	$ 30,414	$ 39,227

The accompanying notes to the financial statements are an integral part of the financial statements.

HOME DISCOUNT SECURITIES, INC.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES-COMMISSIONS:		
Stocks and Options	$ 6,169	$ 4,394
Mutual funds	2,892	6,568
Miscellaneous	1,760	2,156
Total revenue	10,821	13,118
COST OF OPERATION		
Bad Debts	-	20,000
Commissions	1,893	2,356
Rent	1,800	1,800
Dues and subscriptions	3,706	2,151
Depreciation	1,009	1,319
Insurance	471	1,933
Telephone	1,004	1,903
Licenses and taxes	23	352
Office and postage	1,314	1,042
Utilities	603	1,019
Information system services	859	730
Professional	2,390	3,867
Repairs and maintenance	1,490	3,729
Clearing charges	521	732
Miscellaneous	72	1,271
Total expenses	17,155	44,204
NET INCOME (LOSS)	$ (6,334)	$ (31,086)

The accompanying notes to the financial statements are an integral part of the financial statements.

HOME DISCOUNT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS
Balance, January 1, 2001	$100	$10,400	$55,078
Net Loss for 2001	-	-	(31,086)
Balance, December 31, 2001	100	10,400	$23,992
Net Loss for 2002	-	-	(6,334)
Shareholder contributions	-	-	-
Shareholder distributions		-	-
Issuance of common stock	-	-	-
Balance, December 31,2002	$100	$11,400	$17,658

The accompanying notes to the financial statements are an integral part of the financial statements.

HOME DISCOUNT SECURITIES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash flow from operating activities:		
Net Loss	$ (6,334)	$ (31,086)
Adjustments to reconcile net income to net cash used in by operating activities:		
Depreciation	1,009	1,319
Change in current asset and liability:		
(Increase) Decrease in:		
Receivables	2,086	(2,034)
Shareholder loan receivable	(1,815)	5,101
Intercompany loan receivable	5,595	23,000
Increase (Decrease) in:		
Payables	(222)	5
Accrued Expenses	(2,257)	(795)
Total Adjustments	4,396	26,596
Net cash provided by operating activities	(1,938)	(4,490)
Cash flows (used for) provided by investing activities:		
Net cash used by investing activities	-	-
Cash flows used for financing activities:		
Contribution to additional paid in capital	-	1,000
Net cash provided by financing activities	-	1,000
Net decrease in cash	(1,938)	(3,490)
Cash, beginning of year	11,608	15,098
Cash, end of year	$ 9,670	$ 11,608

The accompanying notes to the financial statements are an integral part of the financial statements.

HOME DISCOUNT SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations and Ownership

Home Discount Securities, Inc. (the company) is a broker - dealer whose customers are located in the central part of the State of Florida. The company was incorporated in August, 1990 and the stock of the company is closely held.

Income Taxes

In 1990, the company elected, by consent of its stockholder, to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the company does not pay Federal corporate income taxes on its taxable income, nor is the company allowed a net operating loss carryover as a deduction. Instead, the stockholder is liable for individual Federal income taxes on the company's taxable income and includes the company's net operating loss in his individual income tax return.

Customer Accounts

Securities transactions and related commission expense are recorded on the settlement date basis with related commission income and expenses recorded on the trade date basis. A special reserve account is not required for the benefit of customers in accordance with rule 15c3-3k(2)(ii) of the Securities and Exchange Commission.

Equipment

Equipment is recorded at cost when acquired. Depreciation is provided over estimated useful lives of the respective assets, utilizing the straight - line method.

NOTE 2 - RELATED PARTY TRANSACTIONS

The company has advanced funds to an officer amounting to $ 2,314 and $ 499 for the years ended December 31, 2002 and December 31, 2001, respectively. The amount due from the officer receivable is due on demand and has no specific terms of repayment. Interest is accrued and expensed in the period incurred.

NOTE 3 - EQUIPMENT

At December 31, 2002 and December 31, 2001, respectively, equipment consisted of the following:

	December 31, 2002	December 31, 2001
Equipment	$ 20,158	$ 20,158
Leasehold Improvements	3,812	3,812
	23,970	23,970
Less accumulated depreciation	22,027	21,018
	$ 1,943	$ 2,952

NOTE 4 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and December 31, 2001, the company had net capital of $ 8,766 and $10,978 respectively. At December 31, 2002 and December 31, 2001, respectively, the company had $3,766 and $5,978 in excess of its required net capital of $5,000. The company's aggregate indebtedness to net capital at December 31, 2002 and December 31, 2001, respectively, was 14.3 and 36.2 percent.

NOTE 5 - SUBORDINATED LIABILITIES

There are no liabilities subordinated to claims of general creditors.

NOTE 6 - REPORTING REQUIREMENTS

The company is subject to the reporting requirements of Rule 17a-5 of the Securities and Exchange Commission, which requires that certain brokers and dealers file with the Securities and Exchange Commission annual audited statements of financial condition as of December 31, 2002. A copy of the statement of financial condition has been filed at the Largo office of the company and in the regional office of the Securities and Exchange Commission in Atlanta, Georgia.

NOTE 7 - OFF- BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The company conducts business with brokers, clearing organizations and depositories that are primarily located in Florida. In the normal course of business, the Company's customer and correspondent clearance activities may expose the company to the risks of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The company monitors the credit standing of counter parties and correspondents with whom it conducts business on a periodic basis.

HOME DISCOUNT SECURITIES, INC.
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
DECEMBER 31, 2002

Net Capital		
Stockholder's equity qualified for net capital	$	29,157
Less:		
Non-allowable assets		20,391
Other reductions		-
Net capital		8,766
Minimum net capital requirement		5,000
Excess net capital	$	3,766

The accompanying notes to the financial statements are an integral part of the financial statements.

HOME DISCOUNT SECURITIES, INC.
SCHEDULE 2
COMPUTATION OF AGREGATE INDEBTEDNESS PURSUANT TO RULE 15C3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2002

AGGREGATE INDEBTEDNESS		
Payble to brokers	$	63
Other liabilities		1,193
AGGREGATE INDEBTEDNESS		1,256
Net Capital per Scedule 1		8,766
Percentage of Aggregate indebtedness to Net Capital		14.3%

The accompanying notes to the financial statements are an integral part of the financial statements.

HOME DISCOUNT SECURITIES, INC.
SCHEDULE 3
RECONCILIATION OF NET CAPITAL PURSUANT TO RULE
17A(D)(4) OF THE SECURITIES EXCHAGE ACT OF 1934
DECEMBER 31, 2002

Net Capital, Per Respondent's Computation	$ 8,766
Net Capital	$ 8,766

The accompanying notes to the financial statements are an integral part of the financial statements.

SUPPLEMENTARY INFORMATION

SUPPLEMENTARY INDEPENDENT AUDITOR'S REPORT

To the stockholder and Board of Directors
Home Discount Securities, Inc.
Largo, Florida

In planning and performing our audit of the financial statements of Home Discount Securities, Inc. for the year ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Home Discount Securities, Inc., that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, since the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (K) (2) (ii) of the Rule. The company does not handle securities, accordingly, it has not established procedures for safeguarding securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the second paragraph and to assess whether those practices and procedures can be expected to achieve the Commisssion's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2002 to meet the Commission's Objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Rossman and Associates, CPA

Clearwater, Florida
February 24, 2003